    As filed with the Securities and Exchange Commission on December 23, 1996

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                 Amendment No. 1
                                (Final Amendment)
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                 ---------------
                            DSG INTERNATIONAL LIMITED
                  (Name of Issuer and Person Filing Statement)
                    ORDINARY SHARES, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   [G28471103]
                      (CUSIP Number of Class of Securities)
                                   Peter Chang
                        Associated Hygienic Products LLC
                            4455 River Green Parkway
                                Duluth, GA 30136
                                 (770) 497-9800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                      on Behalf of Person Filing Statement)
                                    Copy to:
                               Robert E. Sullivan
                          Pillsbury Madison & Sutro LLP
                              235 Montgomery Street
                             San Francisco, CA 94104
                                 (415) 983-1361
                                NOVEMBER 13, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
===============================================================================

  Transaction Valuation(*):             Amount of Additional Filing Fee:
-------------------------------------------------------------------------------
        $14,552,794.50                                 $446
===============================================================================
(*) Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 1,003,641 shares at $14.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,465
Form or Registration No.:  Schedule 13E-4
Filing Party:              DSG International Limited
Dated Filed:               November 13, 1996

--------------------------------------------------------------------------------
                        This is Page One of Four Pages

            The Exhibit Index is located on Sequentially Number Page 4

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E- 4 dated November 13, 1996 filed by DSG International Limited, a British Virgin Islands company (the "Company"), relating to the offer by the Company to purchase 850,000 outstanding shares of Ordinary Shares, par value $.01 per share (the "Shares"), at prices not greater than $12.75 nor less than $14.50 per share, net to the seller in cash.

ITEM 1.   SECURITY AND ISSUER.

     Item 1 is hereby amended to add the following paragraphs at the end thereof:

     The Offer expired at 12:00 midnight, New York City time, on Friday, December 13, 1996. In accordance with the terms of the Offer, the Company determined that the Purchase Price was $14.50 per Share. According to the Depositary, a total of 1,049,029 Shares were validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date. The Company will purchase 850,000 Shares validly tendered at the Purchase Price and not withdrawn on or prior to the Expiration Date plus an additional 153,641 Shares which is the equivalent of 2% of the outstanding shares (such 2% increase is permitted pursuant to Rule 13e-4 of the 1934 Securities Exchange Act) for a total of 1,003,641 of the Shares tendered pursuant to the terms of the Offer.

     The Company expects to begin mailing checks representing the Purchase Price of the Shares purchased pursuant to the Offer early in the week of December 23, 1996 and will be returning unpurchased Shares shortly thereafter.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to add the following Exhibits:

     (a)(9) Form of Press Release dated December 16, 1996.

     (a)(10) Form of Press Release dated December 20, 1996.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 23, 1996.

                                        DSG INTERNATIONAL LIMITED



                                        By    /s/ Peter Chang
                                           ------------------------------------
                                             Name:  Peter Chang
                                             Title: Vice President

                                INDEX TO EXHIBITS


                                                                                                        Sequentially
  Exhibit                                                                                                 Numbered
   Number                                                                                                   Page
-----------                                                                                       ------------------

   (a)(9)     Form of Press Release dated December 16, 1996.....................................           ____

   (a)(10)    Form of Press Release dated December 20, 1996.....................................           ____
